SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Applied Genetic Technologies Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03820J100
(CUSIP Number)

Sven Krogius
c/o TFG Asset Management UK LLP 399 Park Avenue, 22nd Floor New York, NY 10022
+1 212 359 7300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03820J100	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Tetragon Financial Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03820J100	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Tetragon Financial Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 03820J100	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Patrick G. G. Dear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03820J100	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Reade E. Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03820J100	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Applied Genetic Technologies Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 14193 NW 119th Terrace, Suite 10, Alachua, Florida, 32165.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i)	Tetragon Financial Group Limited, a Guernsey company (“Tetragon”), with respect to the shares of Common Stock directly owned by it;

(ii)	Tetragon Financial Management L.P., a limited partnership organized under the laws of the State of Delaware (“Tetragon Manager”), as registered investment manager of Tetragon, with respect to the shares of Common Stock directly owned by Tetragon;

(iii)	Patrick G. G. Dear (“Mr. Dear”), as principal of Tetragon Manager, with respect to the shares of Common Stock directly owned by Tetragon; and

(iv)	Reade E. Griffith (“Mr. Griffith”), as principal of Tetragon Manager, with respect to the shares of Common Stock directly owned by Tetragon.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal office of each of Tetragon, Mr. Dear and Mr. Griffith is c/o TFG Asset Management UK LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom. The address of the principal office of Tetragon Manager is 399 Park Avenue, 22nd Floor, New York, New York 10022.

(c)	The principal business of Tetragon is to invest in securities. The principal business of Tetragon Manager is the management of the affairs of Tetragon. The principal business of each of Messrs. Dear and Griffith is the management of investments in securities.

CUSIP No. 03820J100	SCHEDULE 13D	Page 7 of 12 Pages

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Tetragon is a company organized under the laws of Guernsey. Tetragon Manager is a Delaware limited partnership. Messrs. Dear and Griffith are citizens of the United Kingdom.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock to which this Schedule 13D relates were derived from working capital of Tetragon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Class A Common Stock reported herein. A total of $1,281,629.91 was paid to acquire the 3,451,342 shares of Common Stock beneficially owned by the Reporting Person immediately prior to the consummation of the Tender Offer (as defined in Item 4).

CUSIP No. 03820J100	SCHEDULE 13D	Page 8 of 12 Pages

Item 4.	PURPOSE OF TRANSACTION

On the date of the event which requires the filing of this Schedule 13D, each of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the shares of Common Stock. Immediately prior to the consummation of the Tender Offer (as defined below), the Reporting Persons may have been deemed to beneficially own 3,451,342 shares of Common Stock.

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates, pursuant to investment strategies, including merger arbitrage and event driven strategies, for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. However, the Reporting Persons may not be eligible to report on a Schedule 13G under the position taken by the SEC in the “Faith Colish” No-Action Letter and accordingly have determined to file on Schedule 13D. See Faith Colish (No-Act., Available March 24, 1980). On October 24, 2022, the Issuer filed a Current Report on Form 8-K disclosing it entered into an Agreement and Plan of Merger and Reorganization dated as of October 23, 2022 (the “Merger Agreement”) with Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (the “Parent”), and Alliance Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”). The Merger Agreement provides for the acquisition of the Company by the Parent through a tender offer (the “Tender Offer”) by the Purchaser for all of the Company’s outstanding shares of Common Stock for: (1) $0.34 per share of Common Stock and (2) one contingent value right (each a “CVR”) per share of Common Stock representing the right to receive potential milestone payments pursuant to and subject to the terms of the CVR Agreement, as such amount may be increased in accordance with the terms of the Merger Agreement. On November 30, 2022, the Purchaser irrevocably accepted for payment all shares of Common Stock, including those tendered by the Reporting Persons, that were validly tendered, and not properly withdrawn, pursuant to the Tender Offer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.

CUSIP No. 03820J100	SCHEDULE 13D	Page 9 of 12 Pages

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

As disclosed in Item 4, on the date of the event which requires the filing of this Schedule 13D, each of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the shares of Common Stock.

(c)	The transactions in the shares of Common Stock within the past sixty days by Tetragon, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the shares of Common Stock within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 03820J100	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2022

TETRAGON FINANCIAL GROUP LIMITED

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

TETRAGON FINANCIAL MANAGEMENT L.P.

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

/s/ Patrick G.G. Dear
PATRICK G.G. DEAR

/s/ Reade E. Griffith
READE E. GRIFFITH

CUSIP No. 03820J100	SCHEDULE 13D	Page 11 of 12 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person’s beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: Tetragon Financial Group Limited (“Tetragon”)

Mr. Griffith, a Reporting Person, directly and through voting agreements, controls the voting shares of Tetragon.

REPORTING PERSON: Tetragon Financial Management L.P. (“Tetragon Manager”)

Tetragon Financial Management GP LLC (“TFMGP”) serves as the general partner of Tetragon Manager. Its business address is c/o National Corporate Research, Ltd., 615 South DuPont Highway, County of Kent, Dover, Delaware 19901. Its principal occupation is serving as the general partner of Tetragon Manager. TFMGP is a Delaware limited liability company.

Polygon Credit Holdings Ltd. (“PCH”) serves as the sole member of TFMGP. Its business address is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104. Its principal occupation is serving as the sole member of TFMGP. PCH is a Cayman Islands company.

REG Holdco II Ltd (“REG”) and Mr. Griffith, a Reporting Person, directly and indirectly, control the majority of the shares of PCH. REG’s business address is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104. Its principal occupation includes the management of the affairs of PCH. REG is a Cayman Islands company.

Mr. Griffith, a Reporting Person, directly controls the voting shares of REG.

CUSIP No. 03820J100	SCHEDULE 13D	Page 12 of 12 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by Tetragon within the past sixty days. Unless otherwise noted, all transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)*

11/23/2022	818,221	0.3679	0.3651 – 0.37
11/25/2022	1,881,487	0.371	0.3655 – 0.375
11/28/2022	739,688	0.3748	0.37 – 0.375
11/29/2022	4,785	0.3749	0.37 – 0.375
11/30/2022	7,161	0.375	0.3749 – 0.375
11/30/2022	(3,451,342)	0.34**

*       Excluding commissions.
**     Tender in the Tender Offer.